SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D
                                (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (Amendment No.9)*




                           Sales Online Direct, Inc.
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                               (Name of Issuer)

               Common Stock of the Par Value of $0.001 Per Share
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                        (Title of Class of Securities)

                                   794661108
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                                (CUSIP Number)

Frank R. Goldstein, Sidley Austin Brown & Wood LLP, 1501 K Street, NW,
                           Washington, D.C. 20005;
                                (202) 736-8000
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

                                March 15, 2002
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                              (Page 1 of 8 Pages)

_____________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

------------------------------        ----------------------------------------
CUSIP No. 794661108                                Page   2   of   8   Pages
------------------------------        ----------------------------------------

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1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Marc L. Stengel
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) |_|

                                                                   (b)  X(1)
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3   SEC USE ONLY
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4   SOURCE OF FUNDS*  OO
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)
                                                                        |_|
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6   CITIZENSHIP OR PLACE OF ORGANIZATION     United States of America
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NUMBER OF          7     SOLE VOTING POWER

SHARES
                              6,773,619
                   -----------------------------------------------------------
BENEFICIALLY       8     SHARED VOTING POWER

OWNED BY
                               -0-
                   -----------------------------------------------------------
EACH               9     SOLE DISPOSITIVE POWER

REPORTING
                              6,773,619
                   -----------------------------------------------------------
PERSON             10    SHARED DISPOSITIVE POWER

WITH                           -0-

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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        6,773,619
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           |_|
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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


       9.02%(2)
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-------------------------
1 Footnote 1 to Item 2 of the Cover Page of Stengel's Schedule 13D, that was filed on May 31, 2001, with the Securities and Exchange Commission ("SEC") is incorporated by reference herein. The Maryland Case was settled among all the parties thereto pursuant to a Settlement Agreement dated October 23, 2001.

2 Assumes 75,074,117 shares of common stock of the Company are outstanding, as reported by the Company in the Company's Form 10-QSB filed with the SEC for the Company's fiscal quarter ended September 30, 2001.

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14  TYPE OF REPORTING PERSON*

        IN
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                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION




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


                                 Schedule 13D


Item 1.  Security and Issuer

       This statement on Schedule 13D relates to the shares of common stock of the par value of $0.001 per share (the "Common Stock") of Sales Online Direct, Inc. (the "Company"), a Delaware corporation. The address of the Company's principal executive offices is 4 Brussels Street, Worcester, Massachusetts 01610, as reported by the Company in the Company's Form 10-QSB filed with the Securities and Exchange Commission (the "SEC") for the Company's fiscal quarter ended September 30, 2001.

Item 5.  Interest in Securities of the Issuer

       (a) As of the close of business on March 15, 2002, Stengel beneficially owned 6,773,619 shares of the Common Stock of the Company, that represented as of the close of business on March 15, 2002, 9.02% of the issued and outstanding Common Stock of the Company, based on the 75,074,117 shares of Common Stock outstanding, as reported by the Company in the Company's Form 10-QSB filed with the SEC for the Company's fiscal quarter ended September 30, 2001.
       (b) Stengel has sole power to vote and sole power to dispose of all shares of Common Stock of the Company beneficially owned by Stengel.
       (c) A description of all transactions in the Common Stock of the Company that were effected by Stengel during the past 60 days or since the most recent filing on Schedule 13D, whichever is less, is set forth on Schedule A attached hereto and incorporated by reference herein.
       (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Stengel's shares of Common Stock of the Company.
       (e)   Not applicable.





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



                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 15, 2002





                                         By:/s/ Marc L. Stengel
                                            ----------------------
                                            Marc L. Stengel

                                  SCHEDULE A

                    Schedule of Transactions in the Shares

                                                     No. of        Price Per
    Name                      Date                 Shares Sold      Share(1)
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Common Stock,
Par Value $0.001
Per Share                February 4, 2002            5,000         $0.164
                                                    25,000          0.165
                                                    20,000          0.170
                                                    20,000          0.175
                                                    15,000          0.1775
                                                    25,000          0.180
                         February 5, 2002           10,000          0.138
                                                     5,000          0.145
                                                    10,000          0.147
                                                     5,000          0.160
                         February 6, 2002            5,000          0.135
                                                    15,000          0.140
                                                     9,000          0.145
                         February 7, 2002           10,000          0.145
                                                    10,000          0.150
                                                    10,000          0.155
                         February 8, 2002           10,000          0.155
                                                    12,500          0.160
                                                     7,500          0.165
                         February 11, 2002          10,000          0.165
                                                    10,000          0.170
                                                    10,000          0.180
                         February 12, 2002          10,000          0.177
                                                    20,000          0.180
                                                     1,000          0.182
                         February 13, 2002          10,000          0.170
                                                    10,000          0.171

                                                     No. of        Price Per
    Name                      Date                 Shares Sold      Share(1)
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                         February 14, 2002          10,000          0.1675
                                                    30,000          0.170
                         February 15, 2002          10,000          0.1725
                                                    10,000          0.175
                         February 19, 2002          20,000          0.180
                                                    10,000          0.1875
                                                    20,000          0.1825
                                                    10,000          0.1775
                                                    10,000          0.1750
                         February 20, 2002          10,000          0.1825
                                                    10,000          0.185
                                                    10,000          0.1875
                                                    10,000          0.200
                         February 21, 2002          10,000          0.200
                                                    10,000          0.201
                                                    10,000          0.210
                         February 22, 2002          25,000          0.215
                         February 25, 2002          10,000          0.1975
                                                    10,000          0.200
                         February 27, 2002           5,000          0.170
                         February 28, 2002          10,000          0.150
                                                     5,000          0.1675
                         March 1, 2002              20,000          0.175
                                                    10,000          0.17
                         March 5, 2002              10,000          0.16
                         March 6, 2002              10,000          0.20
                                                    10,000          0.18
                                                     5,000          0.1825
                                                     5,000          0.185
                                                     5,000          0.19
                                                    10,000          0.205
                                                    10,000          0.215
                         March 7, 2002              10,000          0.265

                                                     No. of        Price Per
    Name                      Date                 Shares Sold      Share(1)
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                                                    30,000          0.27
                                                     3,500          0.28
                         March 8, 2002              30,000          0.27
                         March 11, 2002             10,000          0.27
                                                    20,000          0.265
                                                     2,500          0.28
                         March 12, 2002             10,000          0.255
                                                    10,000          0.25
                                                    10,000          0.26
                         March 13, 2002             10,000          0.2575
                                                    20,000          0.26
                         March 14, 2002             20,000          0.27
                                                    10,000          0.275
                         March 15, 2002             10,000          0.28
                                                    10,000          0.29
                                                    10,000          0.305


-----------------
1  Does not include brokerage commission.






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